Mail Stop 3561

September 24, 2009

Theodore F. Craver, Jr.
Chairman of the Board
President and Chief Executive Officer
Edison International
2244 Walnut Grove Avenue
Rosemead, CA 91770

> **Re: Edison International**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2009**
> **File No. 001-09936**
> **Southern California Edison**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-02313**
> **Written Response**
> **Filed August 19, 2009**

Dear Mr. Craver:

We have reviewed your responses to our letter dated July 14, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Edison International

Form 10-K for Fiscal Year Ended December 31, 2008

Edison International (Consolidated) Results of Operations and Historical Cash Flow Analysis, page 64

1. We reviewed your response to comment number four in our letter dated July 14, 2009. In future filings please include the quantitative reconciliation of operating

revenues to revenues from load requirements service contracts less PJM operating and ancillary charges discussed in footnote (10) on page 73.

Notes to Consolidated Financial Statements, page 125

Note 14. Variable Interest Entities, page 185
Categories of Variable Interest Entities, page 186

2. We reviewed your response to comment number 14 in our letter dated July 14, 2009. Please elaborate your response to address the following matters:

    o With the exception of U.S. Wind Force, we understand that you do not consolidate wind projects in the development stage under joint development arrangements with third-party development companies, but recognize project losses in excess of the joint developers' equity at risk. Please explain to us how the project entities under other joint development arrangements are structured, summarize your evaluation to determine whether the development stage project entities are variable interest entities and, if applicable, the facts and circumstances that support a determination that you are not the primary beneficiary unless you acquire the projects. In addition, describe the activities conducted under the joint development agreements and whether you are obligated to fund construction activities during the development phase.

    o You state that project earnings are allocated to minority interest holders based on their ownership percentage or using the prorated share that is anticipated to be earned over the life of the projects where cash is allocated using a method that will result in a deficiency in the event of liquidation. Your disclosure in Note 12 on page 43 of Form 10-Q for the quarter ended June 30, 2009 states minority interest holders receive a higher allocation of income or losses after a minimum return is earned by EME. Please describe to us in more detail the methodology used to allocate project earnings to minority interest holders. To the extent relevant, address such matters as the equity structure of the project entities, significant terms of the investment agreements, including those related to allocation of income and losses and treatment of income tax attributes along with any other information you deem necessary.

Form 8-K filed August 7, 2009
Exhibit 99.1

3. In future filings please disclose each of the reconciling items included in non-core items in the reconciliation of core earnings guidance to GAAP earnings guidance in a manner similar to the reconciliations of core earnings to GAAP earnings included in the Appendix.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Certain Relationships and Related Transactions, page 62</u>

4. We note your response to comment 21 in our letter dated July 14, 2009. Please provide us with your proposed expanded disclosure.

***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Anthony Watson, Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director